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                                                                    EXHIBIT 99.1


REPORT TO SHAREHOLDERS
2ND QUARTER 2001
(U.S. DOLLARS)

Over the past quarter, International Uranium Corporation (the "Company") continued to receive alternate feed materials from its two FUSRAP contracts and worked towards developing additional alternate feed sources of materials. To this end, the Company announced the rehiring of Harold Roberts as Vice-President, Corporate Development to expand our non-government marketing programs and evaluate toll-milling opportunities, and announced the launch of its website www.intluranium.com. The web site will be a key component of the Company's business development and public outreach programs. In addition, the website provides access to all of the Company's public corporate documentation including quarterly and annual reports and other public filings.

Operational highlights during the quarter included:

     o The Ashland 1 FUSRAP project has delivered over 150,000 tons of material and is expected to continue over the next two to three months. This contract originally envisioned 100,000 tons of alternate feed material.

     o The Linde project continued to deliver an average of 900 tons per week. This contract, which was originally expected to be completed by September of 2001, is now expected to continue on well into 2002.

     o In addition to the two FUSRAP contracts, the Company continued to receive materials delivered under contract with a private sector nuclear fuel cycle company.

     o The Company currently has one request for a license amendment, which was submitted last quarter, for another alternate feed material, which is under review by the U.S. Nuclear Regulatory Commission.

The Company has made the decision to postpone the next Mill run until March 2002. During this stand-by period Mill personnel will continue to receive material and perform the necessary modifications to the Mill to ensure a smooth start-up. The Company has also begun the design and permitting process to increase the tailings capacity for future contracts through the use of Cell 4A. Construction activities could begin as early as the summer construction period in 2002.

During the quarter the Company entered into an agreement to sell its interest in the Reno Creek in-situ leach project located in northeastern Wyoming, in consideration of the buyer assuming the reclamation obligations associated with the property. The sale is expected to be completed in June 2001. The Company also continued to evaluate offers for the sale of its Colorado Plateau and Arizona Strip uranium mining assets. The current energy crisis in California and the renewed interest in the nuclear energy business have increased the interest in the Company's mining assets. The uranium spot market price remained close to $7.00 per pound U3O8 throughout the quarter; however, prices have since improved to $9.10 per pound U3O8 as of May 4, 2001.

The Company continues to hold approximately 424,000 pounds of vanadium inventory, as black flake, that it intends to sell as vanadium prices strengthen, and approximately 144,000 pounds of vanadium, as vanadium pregnant liquor, which is under contract. Vanadium prices continued to be in the lower range of their historical value trading from $1.25 to $1.55 per pound V2O5 throughout the quarter and are currently trading in the $1.30 to $1.47 per pound V2O5 range.



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Another of the important issues that the Company dealt with during the quarter was the passing of a Radioactive Waste Tax Act by the State of Utah. The tax calls for a $0.10 per cubic foot, or approximately $2.70 per ton charge on a portion of the alternate feed material that is received at the White Mesa Mill for processing. Similar taxes were imposed on commercial radioactive waste disposal facilities in Utah. This tax is to be paid by the generator of the material. All contracts that were entered into prior to the implementation of the tax on May 1, 2001 are exempt from the tax. The Company is continuing to work with the State Legislature and State Regulators to attempt to ensure that the application of the tax is fair and that the Legislature differentiates between the long-term benefits of recycling versus direct disposal.


MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of the financial condition and results of operations for International Uranium Corporation ("IUC" or the "Company") for the period ended March 31, 2001 should be read in conjunction with the consolidated financial statements and accompanying notes. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.

SUMMARY

IUC recorded a net loss of $1,036,568 ($0.02 per share) and $1,745,992 ($0.03 per share) for the second quarter and first six months of fiscal 2001, as compared with a net loss of $741,253 ($0.01 per share) and $978,738 ($0.01 per share) for the second quarter and first six months of fiscal 2000. The losses for fiscal 2001 were largely due to the fact that, having sold all of its uranium inventory and uranium contracts in fiscal 2000, the Company had no revenues from uranium sales in fiscal 2001, combined with the fact that the Company's White Mesa Mill was on stand-by during the entire first half of fiscal 2001 and did not generate revenues from the processing of alternate feed materials.

RESULTS OF OPERATIONS

REVENUES

Revenues for the second quarter and first six months of fiscal 2001 consisted primarily of process milling fees generated under the Company's alternate feed processing agreements. The Company receives a recycling fee as alternate feed materials are delivered to the Mill. A portion of the fees, equal to the costs that are incurred receiving materials, is recognized as revenue, while the remaining recycling fees are recorded as deferred revenue until the material is processed. Revenues for the second quarter and first six months of fiscal 2001 were $245,343 and $569,133 respectively, as compared to $2,532,157 and $6,157,808 for the second quarter and first six months of fiscal 2000. The decrease was primarily due to the fact that, because the Company sold all of its remaining long-term uranium sales contracts and uranium inventory in fiscal 2000, there have been no uranium sales revenues in fiscal 2001. Revenues from the sale of uranium and uranium contracts in the second quarter and first six months of fiscal 2000 were $2,043,400 and $5,311,000, respectively.



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COST OF PRODUCTS AND SERVICES SOLD

Alternate feed processing activities for the second quarter and first six months of fiscal 2001 consisted primarily of the receipt, sampling and analysis of the Ashland 1 and Linde materials. Process milling expenditures for the second quarter and first six months of fiscal 2001 of $224,763 and $407,362 respectively, increased $133,950 and $154,328 as compared to $90,813 and $253,034 for the comparable periods in fiscal 2000. The increase was primarily due to a higher volume of tons received during the second quarter and first six months of fiscal 2001 as compared to fiscal 2000. Approximately 26,000 tons of material was received during the second quarter bringing the total received at the White Mesa Mill to over 177,000 tons from the Ashland 1 and Linde sites.

MILL STAND-BY

Mill stand-by expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to maintain the Mill in a stand-by mode. Mill stand-by expenses for the second quarter and first six months of fiscal 2001 were $689,144 and $1,337,470 respectively, as compared to $816,890 for each of the comparable periods in fiscal 2000. The decrease of $127,746 during the comparable second quarter periods was primarily the result of significant staff reductions at the Mill. The increase of $520,580 during the comparable year to date periods was due to six months of stand-by during fiscal 2001 versus three months in fiscal 2000.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses for the second quarter and first six months of fiscal 2001 were $635,663 and $1,087,293 respectively. This represents a decrease of $622,464 or 49% and $1,135,711 or 51% as compared to expenditure levels of $1,258,127 and $2,223,004 for the comparable periods in fiscal 2000. The decrease was primarily due to the Company's decision during fiscal 2000 to significantly reduce overhead costs. The Company anticipates that selling, general and administrative expenses for the remainder of fiscal 2001 will increase slightly as the Company expands its alternate feed business development efforts.



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OTHER INCOME AND EXPENSE

Net interest and other income for the second quarter and first six months of fiscal 2001 was $335,184 and $677,010 respectively, as compared to $191,099 and $385,368 for the comparable periods in fiscal 2000. The increase of $144,085 and $291,642 for the second and first six months of fiscal 2001 is primarily the result of improved interest income from the higher cash balances available for investment, as well as a decrease in interest expense. In January 2001, as a result of its strong cash position, the Company elected to cancel its $5,000,000 working capital loan agreement with Wells Fargo Bank, N.A.

CAPITAL RESOURCES AND LIQUIDITY

At March 31, 2001, the Company had cash and cash equivalents of $12,056,776 and marketable securities of $1,383,450 as compared to cash and cash equivalents of $11,650,600 and no marketable securities at September 30, 2000. The Company acquired six million common shares of Tyumenneftegaz at the price of $0.23 per share, in the second quarter of fiscal 2001 as a short-term investment. Tyumenneftegaz is an oil and gas company that is listed on the Moscow stock exchange (trading symbol "TMNG"). The shares of TMNG are denominated in U.S. dollars. At March 31, 2001, the Company's working capital position was $17,408,509 as compared to $10,556,005 at September 30, 2000. The increase in working capital is primarily due to the Company's revised plan to delay processing of the Ashland 1 and Linde materials until after the second quarter of fiscal 2002. As a result of this plan, deferred revenue of $12,578,116 was reclassified as a long-term liability.

Net cash used in operating activities was $1,201,566 for the first six months of fiscal 2001 and consisted primarily of the loss from continuing operations of $1,745,992 offset by non-cash items of depreciation and amortization of $571,316.

Net cash used in investing activities was $1,681,434 for the first six months of fiscal 2001 and consisted primarily of increases in marketable securities of $1,383,450 and increases in restricted marketable securities of $284,084.

Net cash provided by financing activities was $3,289,176 for the first six months of fiscal 2001 and consisted primarily of increases in deferred revenue of $3,298,113.

2001 FISCAL OUTLOOK

The Company anticipates that revenues will remain at current levels until March 2002 when the Mill expects to begin processing alternate feed materials. Due to the decision to sell the uranium inventory and contracts, the Company's revenue is dependent upon the processing of alternate feed materials. Therefore the Company continues to work towards developing the backlog necessary to operate the Mill efficiently on a continuous basis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Company wishes to caution readers that disclosures made in the foregoing Financial Review and elsewhere in this Report to Shareholders represent forward-looking statements. These



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forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by any forward-looking statements made by or on behalf of the Company.

Risk factors that affect the Company's results and the above discussion include, but are not limited to, competition, environmental regulations, the ability to develop the alternate feed business, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks.

As a result of the foregoing and other factors, no assurance can be given as to the future results, levels of activity and achievement.

ON BEHALF OF THE BOARD

/s/ Ron F. Hochstein

Ron F. Hochstein
President and Chief Executive Officer
May 25, 2001